Exhibit 99.1

ImmunoPrecise Antibodies and ChemPartner Biologics Announce PolyTope® TATX-03 Antibody Cocktail Manufacturing Collaboration

VICTORIA, British Columbia--(BUSINESS WIRE)--December 20, 2021--IMMUNOPRECISE ANTIBODIES LTD. (“IPA” or the “Company”) (NASDAQ: IPA) (TSX VENTURE: IPA) and ChemPartner Biologics Co. Ltd. (“ChemPartner”) today announced their global antibody manufacturing collaboration under which ChemPartner will manufacture and supply to IPA’s specifications IPA’s proprietary PolyTope® TATX-03 Therapy, a rationally designed four monoclonal antibody cocktail developed for use in human clinical trial for the potential prevention and treatment of infection with current and future variants of SARS-CoV-2. The goal of this collaboration is to secure the ability to quickly develop and manufacture in parallel the individual cocktail antibodies in IPA’s PolyTope TATX-03 up to large scale required for use in clinical development and using ChemPartner’s state-of-the-art manufacturing facilities, with the potential for additional capacity to manufacture ‘plug-and-play' antibodies addressing novel variants of concern in the event this is desired.

“In light of the recent events as it pertains to concerns about vaccines and therapeutic antibodies losing efficacy against novel variants of concern, we believe that, if the preclinical data that we have to date is confirmed through human clinical studies, IPA is in a strong position to potentially address a worldwide need for alternative SARS-CoV-2 therapies using our Polytope cocktail. Our relationship with ChemPartner is one further step in that direction. Based on the work we have done to date with ChemPartner, and the positive interactions between our two teams, we believe that ChemPartner has the experience and global capabilities to meet our currently anticipated manufacturing needs for PolyTope TATX-03 cocktail,” stated Dr. Jennifer Bath, President and Chief Executive Officer at IPA.

“We are impressed by the innovative approaches of ImmunoPrecise Antibodies and excited to help advance their TATX-03 PolyTope® antibody cocktail program against SARS-CoV-2,” said Livia Legg, Chief Commercial Officer at ChemPartner. “ChemPartner Biologics is strategically positioned to join forces in the battle against Covid-19 disease by utilizing our extensive capabilities and expertise in developing, scaling and manufacturing of complex biologics.”

About ImmunoPrecise Antibodies Ltd

ImmunoPrecise is an innovation-driven technology platform company that supports its business partners in their quest to discover and develop novel antibodies against a broad range of classes of disease targets. The Company endeavors to transform the conventional multi-vendor antibody discovery model by providing a comprehensive suite of services tailored to optimize antibody genetic diversity and epitope coverage, to discover antibodies against rare and/or challenging epitopes. For further information, visit www.immunoprecise.com.

ChemPartner Biologics Co. Ltd.

ChemPartner Biologics is a pure-play world-class CRDMO, equipped to Discover, Develop and Manufacture from idea to commercialization, with research and GMP manufacturing facilities in San Francisco (US), Shanghai and Qidong (China). Committed to operate according to the highest standards of the FDA, EMA, NMPA and ICH, our state-of-the-art facilities contain the latest in cutting edge research and single-use biopharmaceutical development and manufacturing equipment. Quality is paramount working on therapeutics that will be utilized in pre-clinical and clinical programs globally, and quality is our driver working on any program starting with Discovery all the way up to liquid and lyophilized Drug Product Commercial Manufacturing. Using our capacity of up to 9x2000 L cGMP bioreactors, we strive for excellence in process development, transfers and scaleup for clinical and commercial production. ChemPartner Biologics serves a diverse global client base and has laboratories, business offices, and representatives in the US, Europe, China, and Japan. For further information, visit www.chempartner.com.

Forward-Looking Information

This press release contains certain "forward-looking information" within the meaning of applicable Canadian securities legislation and may also contain statements that may constitute "forward-looking statements" within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements stated herein to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Forward-looking information in this press release includes, but is not limited to, statements regarding the potential of IPA’s PolyTope monoclonal antibodies, including TATX-03, to be developed or approved for the treatment or prevention of SARS-CoV-2 (COVID-19), the ability of ChemPartner to successfully manufacture IPA’s PolyTope TATX-03 cocktail or any other ‘plug and play’ antibodies or to meet IPA’s manufacturing requirements, the success of the relationship between IPA and ChemPartner. Actual results could differ materially from those currently anticipated due to a number of factors and risks, including, without limitation, the Company may not be successful in developing its PolyTope monoclonal antibodies, including TATX-03, or other vaccines or therapeutics against SARS-CoV-2 through the successful and timely completion of preclinical assays, studies and clinical trials, or may not receive all regulatory approvals to commence and then continue clinical trials of its products, and, be successful in partnering or commercializing its products related to SARS-CoV-2, the coverage and applicability of the Company’s intellectual property rights to its PolyTope antibody cocktails, as well as those risks discussed in the Company’s Annual Information Form dated July 28, 2021 (which may be viewed on the Company’s profile at www.sedar.com) and the Company’s Form 40-F dated July 28, 2021 (which may be viewed on the Company’s profile at www.sec.gov). Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results, performance, or achievements may vary materially from those expressed or implied by the forward-looking statements contained in this news release. Accordingly, readers should not place undue reliance on forward-looking information contained in this news release.

The forward-looking statements contained in this news release are made as of the date of this release and, accordingly, are subject to change after such date. The Company does not assume any obligation to update or revise any forward-looking statements, whether written or oral, that may be made from time to time by us or on our behalf, except as required by applicable law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Contacts

IPA investor contact:
LifeSci Advisors
John Mullaly
E-mail: jmullaly@lifesciadvisors.com